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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SIMWARE INC.
                           (NAME OF SUBJECT COMPANY)

                               NETMANAGE BID CO.
                    PRESTON DELAWARE ACQUISITION CORPORATION

                                NETMANAGE, INC.
                                   (BIDDERS)

                          COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   829219104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  CLIFF MOORE
                                NETMANAGE, INC.
                             10725 N. DEANZA BLVD.
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 973-7171
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               MICHAEL J. DANAHER
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
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                 $31,666,106                                       $6,333
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

(1) Note: The Transaction Value is calculated by multiplying $3.75, the per share tender offer price, by 8,444,295, which is the sum of (i) the number of Common Shares outstanding, (ii) the 1,452,260 Common Shares subject to options outstanding and (iii) the 29,288 Common Shares reserved for issuance under Simware Inc.'s Employee Share Purchase Plan.

(2) 1/50 of 1% of Transaction Value.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:    Filing Party:
  Form or Registration No.:  Date Filed:

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Simware Inc., a corporation incorporated under the Canada Business Corporations Act (the "Company"), and the address of its principal executive offices is at 2 Gurdwara Road, Ottawa, Ontario, Canada K2E 1A2.

     (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by NetManage Bid Co., a Nova Scotia unlimited liability company ("Purchaser"), a direct wholly-owned subsidiary of Preston Delaware Acquisition Corporation, a Delaware corporation ("Sub") and an indirect wholly-owned subsidiary of NetManage, Inc., a Delaware corporation ("Parent") to purchase all outstanding Common Shares (the "Shares") of the Company at a price of U.S. $3.75 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and Offering Circular dated October 1, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in such principal market for each quarterly period during the past two years is set forth in Section 10 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (d) and (g) This Schedule 14D-1 is filed by Purchaser, Parent and Sub. Information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, Parent and Sub and information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, Parent and Sub is set forth in the Introduction, Section 12 ("Certain Information Concerning Purchaser, Parent and Sub") and Schedule I of the Offer to Purchase and is incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser, Parent or Sub or, to the best knowledge of Purchaser, Parent and Sub, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 12 ("Certain Information Concerning Purchaser, Parent and Sub") and Section 15 ("Background of the Offer; Contacts with the Company; the Acquisition Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 11 ("Certain Information Concerning the Company"), Section 12 ("Certain Information Concerning Purchaser, Parent and Sub"), Section 15 ("Background of the Offer; Contacts with the Company; the Acquisition Agreement") and Section 16 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 13 ("Financing of the Offer") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a) - (e) The information set forth in the Introduction, Section 15 ("Background of the Offer; Contacts with the Company; the Acquisition Agreement") and Section 16 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 19 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) Not applicable.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 12 ("Certain Information Concerning Purchaser, Parent and Sub"), Section 15 ("Background of the Offer; Contacts with the Company; the Acquisition Agreement") and Section 16 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 23 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 12 ("Certain Information Concerning Purchaser, Parent and Sub") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 16 ("Purpose of the Offer; Plans for the Company after the Offer -- Change in Control Agreements") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 22 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Acquisition Agreement dated as of September 26, 1999 among Purchaser, Parent and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase and Offering Circular.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
(a)(6) Guidelines for Certification of Taxpayer Identification number on Substitute Form W-9.
(a)(7)  Form of Summary Advertisement dated October 1, 1999.
(a)(8) Text of Press Release issued by Parent and the Company on September 27, 1999.
(b)     None.
(c)(1)  Acquisition Agreement, dated as of September 26, 1999, among
        Parent, Purchaser and the Company.
(c)(2) Change in Control Agreement, dated as of September 26, 1999, between the Company and Mr. Glen Brownlee.
(c)(3) Change in Control Agreement, dated as of September 26, 1999, between the Company and Mr. Juan Guillen.
(c)(4) Change in Control Agreement, dated as of September 26, 1999, between the Company and Mr. Michael Peckham.
(d)     None.
(e)     Not applicable.
(f)     None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 1, 1999

                                  NETMANAGE BID CO.

                                  By: /s/ GARY ANDERSON
                                     -------------------------------------------

                                  Name: Gary Anderson
                                       -----------------------------------------

                                  Title: Chief Financial Officer
                                      ------------------------------------------

                                  PRESTON DELAWARE ACQUISITION CORPORATION

                                  By: /s/ GARY ANDERSON
                                     -------------------------------------------

                                  Name: Gary Anderson
                                       -----------------------------------------

                                  Title: Chief Financial Officer
                                      ------------------------------------------

                                  NETMANAGE, INC.

                                  By: /s/ GARY ANDERSON
                                     -------------------------------------------

                                  Name: Gary Anderson
                                       -----------------------------------------

                                  Title: Chief Financial Officer
                                      ------------------------------------------

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------  ------------------------------------------------------------
(a)(1)   Offer to Purchase and Offering Circular.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         number on Substitute Form W-9.
(a)(7)   Form of Summary Advertisement dated October 1, 1999.
(a)(8)   Text of Press Release issued by Parent and the Company on
         September 27, 1999.
(b)      None.
(c)(1)   Acquisition Agreement, dated as of September 26, 1999, among
         Parent, Purchaser and the Company.
(c)(2)   Change in Control Agreement, dated as of September 26, 1999, between the Company and Mr. Glen Brownlee.
(c)(3)   Change in Control Agreement, dated as of September 26, 1999, between the Company and Mr. Juan Guillen.
(c)(4)   Change in Control Agreement, dated as of September 26, 1999, between the Company and Mr. Michael Peckham.
(d)      None.
(e)      Not applicable.
(f)      None.